

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

James Babikian
Attorney
Impinj, Inc.
400 Fairview Avenue North, Suite 1200
Seattle, WA 98109

> **Re: Impinj, Inc.**
> **Form 10-Q Filed October 28, 2020**
> **Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 10.6 and 10.7**
> **File No. 001-37824**

Dear Mr. Babikian,

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance